

December 17, 2021

Michael Brophy
Chief Financial Officer
Natera, Inc.
13011 McCallen Pass
Building A Suite 100
Austin, Texas 78753

> **Re: Natera, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Form 10-Q for the Period Ended September 30, 2021**
> **Response filed December 8, 2021**
> **File No. 001-37478**

Dear Mr. Brophy:

We have reviewed your December 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

Form 10-Q for the Period Ended September 30, 2021

Note 2. Summary of Significant Accounting Policies
Liquidity Matters, page 11

1. We note your response to comment 1. We note that certain selling shareholders became your employees as part of the September 2021 asset acquisition transaction. Please expand your disclosures to provide additional insight regarding the specific assets and activities acquired aside from in-process research and development. Please also tell us what consideration was given to these employees as well as any additional assets and activities acquired in determining that it was appropriate to use the screen test and correspondingly that substantially all of the fair value of the gross assets acquired is

concentrated in a single identifiable asset.  Refer to ASC 805-10-55-5A through 55-5C.

 You may contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at (202) 551-3355 if you have any questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences